FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: June 23, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

June 23, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON REJECTS COEUR’S HOSTILE ADVANCES

SPECIAL BOARD COMMITTEE RECOMMENDS IAMGOLD COMBINATION

Wheaton River Minerals Ltd. (“Wheaton”) today announced that it rejects the hostile advances of Coeur d’Alene Mines Corporation (“Coeur”), as announced on June 21 and June 22, 2004, and reconfirms its recommendation that shareholders vote in favour of the IAMGold business combination on July 6, 2004.

Ian Telfer, Chairman and CEO of Wheaton said “Coeur has consistently made misleading statements about the value of their proposal to Wheaton shareholders. Based on yesterday’s closing price, the Coeur proposal has a value of only Cdn. $4.01 per Wheaton share, (based upon Coeur’s all share option) and Cdn. $4.17 per Wheaton share (assuming that a Wheaton shareholder is able to receive cash of Cdn. $1.00 per Wheaton share), not Cdn. $5.00 as represented by Coeur. Further, Coeur has a weak asset base, and below-average operations that consume, rather than generate, cash.  Our shareholders have consistently indicated that they have no interest in holding shares of Coeur.”

“The latest Coeur proposal leaves the overall price offered to Wheaton shareholders unchanged and as Coeur does not have sufficient cash they are forced to borrow the funds.  Coeur apparently plans to issue U.S. $275 million in convertible debt which will result in substantial dilution.” added Mr. Telfer.

The Board decision followed receipt of a recommendation by the Special Committee of the Wheaton board.  The Special Committee is comprised of Douglas Holtby, as Chair, Larry Bell and Ian McDonald, each of whom is independent of Wheaton management.

The Special Committee:

-

Concluded that the transaction with IAMGold is more advantageous to the shareholders of Wheaton than the proposal from Coeur; and

-

Recommended that the board of directors of Wheaton reaffirm its recommendation to its shareholders that they vote in favour of the resolution to approve the IAMGold combination at the meeting of Wheaton shareholders on July 6, 2004.

The Special Committee engaged Orion Securities Inc. (“Orion”) as its independent financial advisors.  Orion advised the Special Committee that the IAMGold combination is financially more advantageous to the shareholders of Wheaton than the latest Coeur proposal.

Mr. Telfer concluded “The Special Committee of the board has confirmed the board’s previous assessment of Coeur’s inferior proposal, an assessment now supported by three financial advisors as well as our special committee of directors”.

Some further comments from the Special Committee:

-

The Coeur proposal is only a proposal at this stage and not a formal offer directly to Wheaton shareholders.

-

Coeur has a long history of losses and negative operating cash flow, and has embarked on a risky financial strategy.

-

The latest Coeur proposal continues to be dilutive to Wheaton and its shareholders on a net asset value, cash flow and earnings per share basis.

-

The Coeur assets have not been subject to due diligence and there appears to be significant risks associated with the development of certain of Coeur’s properties, especially the San Bartolome development project in Bolivia.

-

The Coeur proposal would result in a highly levered company, presenting increased financial risk and a riskier capital structure than the peer group of companies.

-

Any market premium offered by Coeur could be eroded as the valuation of the combined company trends towards the lower multiples of net asset value accorded, on average, to peer group gold companies.

In addition to the comments of the Special Committee, the Board of Directors of Wheaton notes the following:

-

CIBC World Markets, Coeur’s financial advisors, have stated in their May 6, 2004 report that Coeur’s San Bartolome development project is not economic.

-

The Coeur proposal will not achieve Wheaton’s desired outcome of significantly increasing Wheaton’s gold content.

-

The Coeur proposal will take significantly longer to complete than the IAMGold combination and involves greater transaction risks.

-

The Coeur proposal does not constitute a “Superior Proposal” under the Arrangement Agreement with IAMGold.

-

The combination with IAMGold continues to offer the best prospects for long term value.

July 6, 2004 Shareholders’ Meeting

A meeting of Wheaton shareholders will be held on July 6, 2004 at 11:00 a.m. (Toronto time) at the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario to conduct a further vote on the IAMGold combination.

IF A WHEATON SHAREHOLDER HAS DEPOSITED A PROXY WITH RESPECT TO THE SPECIAL RESOLUTION TO APPROVE THE ARRANGEMENT WITH IAMGOLD CORPORATION PRIOR TO OR AT THE ANNUAL AND SPECIAL MEETING OF WHEATON SHAREHOLDERS HELD ON JUNE 8, 2004, INCLUDING PROXIES DEPOSITED AFTER THE PRIOR PROXY CUT-OFF OF 11:00 A.M. (TORONTO TIME) ON JUNE 4, 2004, AND SUCH SHAREHOLDER DOES NOT INTEND TO CHANGE THEIR VOTE, NO FURTHER ACTION IS REQUIRED.

Any questions or requests for assistance with respect to the deposit and revocation of proxies or voting at the meeting may be directed by Wheaton shareholders to Kingsdale Shareholder Services Inc. toll-free at 1-866-749-5464.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.